(3)

INTERIM REPORT

For the nine months ended
September 30, 2003

CONSOLIDATED BALANCE SHEETS

as at September 30, 2003 and December 31, 2002
(unaudited – $ millions)

	2003	2002

Assets
Cash and short term investments	547.8	481.2
Cash held in Crum & Forster interest escrow account	85.2	–
Marketable securities	17.3	36.5
Accounts receivable and other	2,924.3	3,589.1
Recoverable from reinsurers	10,025.9	11,992.9

	13,600.5	16,099.7

Portfolio investments
Subsidiary cash and short term investments (market value -$7,374.0; 2002 – $2,694.3)	7,374.0	2,694.3
Bonds (market value – $6,505.5; 2002 – $11,869.8)	6,371.6	11,681.9
Preferred stocks (market value – $177.5; 2002 – $249.7)	175.8	253.0
Common stocks (market value – $1,223.9; 2002 – $1,125.4)	1,023.4	1,073.6
Investments in Hub, Zenith National and Advent (market value – $533.4; 2002 – $525.4)	534.9	559.7
Real estate (market value – $22.2; 2002 – $38.2)	16.1	32.4

Total (market value – $15,836.5; 2002 – $16,502.8)	15,495.8	16,294.9

Deferred premium acquisition costs	523.4	593.4
Future income taxes	1,148.1	1,544.0
Premises and equipment	139.1	176.5
Goodwill	280.5	292.8
Other assets	148.6	109.2

	31,336.0	35,110.5

Liabilities
Lindsey Morden bank indebtedness	35.8	41.9
Accounts payable and accrued liabilities	1,631.1	2,019.4
Funds withheld payable to reinsurers	1,191.0	1,516.1

	2,857.9	3,577.4

Provision for claims	18,013.3	21,165.1
Unearned premiums	3,049.8	3,300.4
Long term debt	2,598.1	2,342.4
Purchase consideration payable	271.4	324.7
Trust preferred securities of subsidiaries	107.7	340.9

	24,040.3	27,473.5

Non-controlling interests	558.8	508.1

Shareholders’ Equity
Common stock	2,202.5	2,235.2
Other paid in capital	137.8	–
Preferred stock	200.0	200.0
Retained earnings	1,584.0	1,244.4
Currency translation account	(245.3)	(128.1)

	3,879.0	3,551.5

	31,336.0	35,110.5

CONSOLIDATED STATEMENTS OF EARNINGS

for the periods ended September 30, 2003 and 2002
(unaudited – $ millions except per share amounts)

	Third quarter		First nine months

	2003	2002	2003	2002

Revenue
Gross premiums written	1,860.8	2,169.6	5,784.6	6,079.9

Net premiums written	1,463.6	1,723.1	4,656.9	4,859.4

Net premiums earned	1,366.7	1,497.8	4,370.0	4,463.1
Interest and dividends	111.3	164.0	393.3	485.2
Realized gains on investments	44.1	465.8	850.4	591.8
Claims fees	119.8	117.0	344.5	336.8

	1,641.9	2,244.6	5,958.2	5,876.9

Expenses
Losses on claims	943.8	1,117.6	3,152.7	3,282.0
Operating expenses	373.1	346.3	1,095.0	1,056.3
Commissions, net	263.8	274.7	837.4	813.2
Interest expense	58.0	29.8	150.4	91.3
Other costs and restructuring charges	–	3.3	–	28.4

	1,638.7	1,771.7	5,235.5	5,271.2

Earnings before income taxes	3.2	472.9	722.7	605.7
Provision for income taxes	6.3	154.8	280.1	203.6

Earnings (loss) from operations	(3.1)	318.1	442.6	402.1
Non-controlling interests	(16.9)	(36.7)	(61.8)	(62.4)

Net earnings (loss)	(20.0)	281.4	380.8	339.7

Net earnings (loss) per share	$(1.67)	$19.31	$26.08	$22.72
Shares outstanding (000) (weighted average)	13,973	14,302	14,062	14,332

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the nine months ended September 30, 2003 and 2002
(unaudited – $ millions)

	2003	2002

Retained earnings – beginning of period	1,244.4	796.2
Change in accounting for negative goodwill	–	51.4

Retained earnings as restated – beginning of period	1,244.4	847.6
Net earnings for the period	380.8	339.7
Excess over stated value of shares purchased for cancellation	(4.9)	–
Common share dividends	(21.2)	(14.3)
Preferred share dividends	(9.8)	(9.8)
Cost of convertible debentures	(1.0)	–
Dividend tax	(4.3)	(4.3)

Retained earnings – end of period	1,584.0	1,158.9

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods ended September 30, 2003 and 2002
(unaudited – $ millions)

	Third quarter		First nine months

	2003	2002	2003	2002

Operating activities
Earnings (loss) from operations	(3.1)	318.1	442.6	402.1
Amortization	16.5	16.4	50.4	50.9
Future income taxes	(22.2)	108.0	191.2	138.5
Gains on investments	(44.1)	(465.8)	(850.4)	(591.8)

	(52.9)	(23.3)	(166.2)	(0.3)
Increase (decrease) in:
Provision for claims	8.4	(182.0)	(285.1)	(914.5)
Unearned premiums	19.7	259.5	109.6	681.2
Accounts receivable and other	15.8	(255.6)	242.9	(326.6)
Recoverable from reinsurers	72.2	(130.2)	381.9	(85.5)
Funds withheld payable to reinsurers	8.9	(29.9)	(107.5)	(91.5)
Accounts payable and accrued liabilities	63.6	514.5	(171.2)	512.1
Other	10.8	(88.4)	154.4	(144.2)

Cash provided by (used in) operating activities	146.5	64.6	158.8	(369.3)

Investing activities
Investments – purchases	(2,573.1)	(2,541.7)	(14,849.7)	(4,198.0)
– sales	2,108.0	3,486.2	19,418.8	4,809.2
Sale (purchase) of marketable securities	8.5	(1.6)	19.2	17.9
Sale (purchase) of capital assets	(6.7)	(5.2)	(34.8)	(27.9)
Non-controlling interests	–	–	–	(10.9)
Purchase of subsidiaries, net of cash	–	(75.4)	23.7	(141.6)
Net proceeds on Northbridge IPO	–	–	206.4	–

Cash provided by (used in) investing activities	(463.3)	862.3	4,783.6	448.7

Financing activities
Shares repurchased	(24.0)	(24.8)	(37.6)	(26.1)
Issue of OdysseyRe convertible debt	–	–	–	167.3
Redemption of trust preferred securities of subsidiary	–	–	(204.0)	–
Issue of Crum & Forster debt	–	–	437.0	–
Issue of convertible debentures	273.2	–	273.2	–
Long term debt repayment	(60.7)	(35.0)	(72.3)	(137.1)
Purchase consideration	(8.4)	–	(26.2)	–
Bank indebtedness	(8.9)	2.9	(6.1)	15.4
Common share dividends	–	–	(21.2)	(14.3)
Preferred share dividends	(3.3)	(3.3)	(9.8)	(9.8)

Cash provided by (used in) financing activities	167.9	(60.2)	333.0	(4.6)

Foreign currency translation	(22.7)	58.5	(443.9)	43.6

Increase (decrease) in cash resources	(171.6)	925.2	4,831.5	118.4
Cash resources – beginning of period	8,178.6	2,199.0	3,175.5	3,005.8

Cash resources – end of period	8,007.0	3,124.2	8,007.0	3,124.2

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements

for the nine months ended September 30, 2003 and 2002
(unaudited – in $ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 24 to 50 of the company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2002.

    In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverable on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.

    Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $51.4 was added to shareholders’ equity as an adjustment to opening retained earnings.

2. Investments

    On May 28 and June 10, 2003, Northbridge Financial Corporation (“Northbridge”), the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at $15 per share. Net proceeds (after expenses of issue) were $206.4. After the offering, Fairfax held 37.5 million (71.0%) of Northbridge’s common shares. Fairfax recorded an $8.0 gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.

    On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price will equal 35% of revenue billed during the year after closing to active RSKCo customers who remain active customers 12 months after closing and will be payable 14 months after closing. Based on current estimates, the purchase price payable would be $15.8 (US$11.7) and the fair value of the assets acquired and liabilities assumed would both be $45.2 (US$33.4). Based on these estimates, this would result in goodwill of approximately $15.8 (US$11.7).

    On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for US$18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

    On September 10, 2002, OdysseyRe acquired 56% of First Capital Insurance Limited, a Singapore insurance company, for approximately $28.0 (US$17.8). This investment has been consolidated in the company’s results.

    On August 28, 2002, the company invested an additional $45.7 (£19.7) in Advent Capital (Holdings) PLC of the U.K., thereby increasing its ownership to approximately 47%. The investment in Advent has been accounted for on the equity basis from that date.

3. Other Costs and Restructuring Charges

    During the six months ended June 30, 2002, the company incurred employee severance costs at Crum & Forster ($6.4) as part of management’s focus on improving operating efficiencies and reducing operating expenses, and at Ranger ($2.4) – now part of Fairmont – as part of Ranger’s integration with TIG Insurance.

During that period, the company also incurred the cost of settling two outstanding legal claims at Lindsey Morden ($9.9), including one relating to Lindsey Morden’s representations and warranties on the sale of a U.K. subsidiary in November 1998, and wrote off costs incurred in connection with Crum & Forster’s contemplated IPO ($4.6) following the company’s decision to withdraw the IPO registration statement on July 8, 2002. In the third quarter of 2002, the company incurred $2.5 in severance costs with respect to Lindsey Morden’s U.S. restructuring and retiree benefits and also incurred severance costs at Ranger of $0.6.

4. Long Term Debt and Trust Preferred Securities

    During the third quarter, the company repurchased $36.4 (US$26.4), $25.0 and nil of its U.S. dollar-denominated debentures, Canadian dollar-denominated debentures and trust preferred securities respectively (2002 – $40.2 (US$25.6), nil and $16.0 (US$10.2)) at a cost of $61.5 (2002 – $27.4). The debentures purchased in the 2003 third quarter were debentures maturing in 2003.

    On July 14 and 24, 2003, the company issued an aggregate US$200 of 5% convertible senior debentures due July 15, 2023 for net proceeds (after expenses of issue) of US$193.7 ($273.2). Each US$1,000.00 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares (US$212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds US$293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. In accordance with Canadian GAAP, these convertible debentures are recorded as components of debt and equity. The present value of the interest cost associated with these debentures, discounted at 8% per annum, is presented as debt of $136.4. The value of the conversion option and the present value of the principal amount of the debentures on maturity, discounted at 8% per annum, aggregating $137.8, is included in paid in capital. The paid in capital amount is net of issue costs of $2.6 after tax. The amortization of the net present value of the principal amount of the debentures is charged to retained earnings. As described in note 7, under U.S. GAAP the full amount of the debentures is included in debt, with no allocation to paid in capital.

    Effective June 5, 2003, Crum & Forster Holdings Corp. issued US$300 of 10.375% senior notes due June 15, 2013 for net proceeds (after expenses of issue) of US$281 ($409.3), of which US$63.1 ($85.4) was placed in an interest escrow account, to fund the first four interest payments, when the net proceeds were released from escrow on June 30, 2003 on completion of the renegotiation of the company’s bank lines.

    In February 2003, the company redeemed its RHINOS preferred securities for US$136 ($204) cash.

    On June 28, 2002, OdysseyRe issued $167.3 (US$110) of 4 3/8% convertible senior bonds due 2022 and repaid bank and other long term debt of $91.3 (US$60) from the proceeds of the issue.

5. Contingencies

    As disclosed in note 11 to the company’s consolidated financial statements for the year ended December 31, 2002 (pages 41 and 42 of the company’s 2002 Annual Report), the company’s subsidiary, Sphere Drake, had commenced legal proceedings in the Commercial Court in London, England against underwriting agents who, it alleged, fraudulently obtained a binding authority in conspiracy with brokers, who were also defendants, in order to write reinsurance contracts which exposed Sphere Drake to grossly underpriced U.S. workers’ compensation carve out business.

    On July 8, 2003, the Commercial Court released a judgment finding in Sphere Drake’s favour. The judgment upheld Sphere Drake’s allegation that in accepting business, the underwriting agents acted in dishonest breach of fiduciary duties owed to Sphere Drake, that the brokers dishonestly assisted in committing those breaches, and that the underwriting agents and the brokers were both dishonest and collusive. The judge has therefore found for Sphere Drake on all material grounds on which Sphere Drake contends that it is entitled to avoid paying losses under the inward reinsurance contracts purportedly placed on its behalf under the binding authority.

    This judgment confirms the company’s belief that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

6. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at September 30, 2003 compared to December 31, 2002.

    Commencing with the first quarter of 2003 (and reflected in the 2002 comparatives), the company refined its operating segment disclosure to a legal entity basis as follows:

(a)	The summarized income statement for each operating subsidiary is based on its legal entity results, with intergroup reinsurance cessions made or received and other internal elements shown separately for each operating segment.

(b)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each legal entity. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(c)	Fairfax and Hamblin Watsa investment administration and management fees are now included in each operating segment’s interest and dividends and in corporate overhead and other.

    Comparative numbers for the U.S. runoff group for the three and nine months ended September 30, 2002 have been restated to include TIG’s discontinued MGA-controlled program business, which was placed into runoff in 2002, retroactive to January 1, 2002 in conformity with the presentation adopted in the company’s 2002 Annual Report.

7. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described in note 18 on pages 46 to 50 of the company’s 2002 Annual Report.

    For purposes of U.S. GAAP, the full amount of the company’s convertible debentures described in note 4 is included in debt with no allocation to paid in capital.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	Third quarter		First nine months

	2003	2002	2003	2002

Net earnings (loss), Canadian GAAP	(20.0)	281.4	380.8	339.7
Recoveries on retroactive reinsurance, net of tax	5.6	(1.4)	23.1	18.3
Other than temporary declines(1)	–	–	13.4	–
Cumulative catchup adjustment on changes in accounting for negative goodwill	–	–	–	179.7
Mark to market on S&P puts	–	65.6	–	76.0
Other	2.8	–	4.2	–

Net earnings (loss), U.S. GAAP	(11.6)	345.6	421.5	613.7

Net earnings (loss) per share, U.S. GAAP	$(1.06)	$23.79	$28.97	$41.84

(1)	Represents other than temporary declines which were expensed in the second quarter of 2003 under Canadian GAAP.

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	September 30,	December 31,
	2003	2002

Shareholders’ equity, Canadian GAAP	3,879.0	3,551.5
Market value adjustment of investments, net of tax	209.3	127.5
Reduction of other paid in capital	(137.8)	–
Cumulative reduction in net earnings under U.S. GAAP	(528.6)	(569.3)

Shareholders’ equity, U.S. GAAP	3,421.9	3,109.7

Book value per share, U.S. GAAP	$231.37	$205.77

    At September 30, 2003, the cumulative reduction in net earnings under U.S. GAAP primarily relates to the deferred gain on retroactive reinsurance.

8. Foreign Exchange

    The translation of the company’s consolidated balance sheets and results of operations is significantly affected by movements in the U.S. dollar/ Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 at the balance sheet dates and for the interim periods.

    (a)  Period end exchange rate

September 30, 2003	$1.3495
December 31, 2002	$1.5798
Decrease in the value of the U.S. dollar vs. the Canadian dollar	14.6%

    (b) Average exchange rate

	Third	First nine
	quarter	months

September 30, 2003	$1.3797	$1.4397
September 30, 2002	$1.5810	$1.5707
Decrease in the value of the U.S. dollar vs. the Canadian dollar	12.7%	8.3%

    The company has assets, liabilities, revenues and expenses that are affected by currency fluctuations (primarily in the U.S. dollar) which are ultimately reflected in the currency translation account. During the nine months ended September 30, 2003, the company’s net investment in its U.S. operations increased due to the earnings generated by these companies, the average value of the U.S. dollar against the Canadian dollar decreased by 8.3% and the company’s exposure to currency fluctuations increased as several foreign exchange contracts hedging the company’s net investment in its U.S. operations matured. As a result, the negative impact of the currency translation account on shareholders’ equity increased to $245.3 at September 30, 2003 from $128.1 at December 31, 2002.

    In the first quarter of 2003, the company indicated that it was its intention to convert its financial statements to U.S. dollar reporting during the second quarter of 2003. Earlier this year, the company decided to defer its change to U.S. dollar reporting until the end of 2003 in order to present complete financial statements and MD&A for the current year and for all prior periods included in the Annual Report. The company believes that this will allow shareholders to more fully understand the company’s historical and current operating trends, results and financial position.

9. Adverse Development Cover

    Chubb Re (Bermuda) Ltd., on behalf of Federal Insurance Company, has provided up to US$200 of the US$300 adverse development cover relating to TIG Insurance Company’s reserves which was previously provided by Fairfax’s nSpire Re subsidiary (formerly named ORC Re). The additional net cost of this protection of approximately US$21.5 for US$100 of the cover (the full cost was approximately US$121.5 for an initial US$200 cover, which includes US$100 of ceded losses as of December 31, 2002) was substantially included in the U.S. runoff group’s results of operations for the second quarter of 2003. Fairfax obtained the option, for a cost of US$5, until March 31, 2004 to determine if it wishes to purchase an additional US$100 in coverage, subject to various terms of the agreement, at a cost of approximately US$58.5. As a result of the final negotiation of the contract terms, the cost of this cover varies somewhat from the cost originally contemplated.

10. Subsequent Event

    On October 28, 2003, OdysseyRe agreed to issue US$150 of 7.65% senior notes due 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in $ millions except per share amounts and as otherwise indicated)

    During the third quarter and first nine months of 2003, foreign exchange movement was a significant component in the balance sheet account and earnings statement account movements. At December 31, 2002, more than 73% of the company’s consolidated assets were denominated in U.S. dollars. Balance sheet amounts were affected by the 14.6% strengthening of the Canadian dollar against the U.S. dollar during the first nine months of 2003. For the year ended December 31, 2002, more than 72% of the company’s consolidated revenue was earned in U.S. dollars. Earnings statement amounts were affected by the decline in the U.S. dollar against the Canadian dollar of 8.3% on a year to date basis and 12.7% on a quarterly basis. The material effect of these foreign exchange movements is indicated below.

					%
					(decline)
				%	increase
				attributable	excluding
				to change	change in
			%	in foreign	foreign
	September 30,	December 31,	(decline)	exchange	exchange
	2003	2002	increase	rates	rates
Balance Sheets
Holding company cash and marketable securities	650.3	517.7	25.6	(16.9)	42.5
Recoverable from reinsurers	10,025.9	11,992.9	(16.4)	(12.7)	(3.7)
Portfolio investments	15,495.8	16,294.9	(4.9)	(11.9)	7.0
Provision for claims	18,013.3	21,165.1	(14.9)	(13.3)	(1.6)
Long term debt and purchase consideration payable	2,869.5	2,667.1	7.6	(17.2)	24.8

	Third quarter			First nine months

			%			%
			(decline)			(decline)
		%	increase		%	increase
		attributable	excluding		attributable	excluding
		to change	change in		to change	change in
		in foreign	foreign		in foreign	foreign
	%	exchange	exchange	%	exchange	exchange
	(decline)	rates	rates	(decline)	rates	rates
Statements of Earnings
Net premiums written	(15.1)	(13.8)	(1.3)	(4.2)	(7.1)	2.9
Net premiums earned	(8.7)	(13.1)	4.4	(2.1)	(7.1)	5.0
Interest and dividends	(32.1)	(14.2)	(17.9)	(18.9)	(8.5)	(10.4)

    As noted above, excluding the change in foreign exchange rates, holding company cash and marketable securities would have increased 42.5% rather than 25.6%, and portfolio investments would have increased 7.0% rather than decreasing 4.9%, from December 31, 2002 to September 30, 2003, and interest and dividends would have declined 10.4% rather than 18.9% in the first nine months of 2003.

    For the nine months ended September 30, 2003, U.S. dollar cash resources, principally cash and short term investments of subsidiaries, were reduced by $443.9 due to the strengthening of the Canadian dollar, as shown in the foreign currency translation on the consolidated statement of cash flows.

    The company continued to produce excellent underwriting performance in the 2003 third quarter. The combined ratio of its insurance and reinsurance operations was 97.0% for the quarter, with each of Northbridge, Crum & Forster and OdysseyRe producing a combined ratio below 100%, and 97.8% for the nine months ended September 30, 2003.

    Lower interest and dividends (reflecting almost half of the investment portfolio being held in cash and short term investments) and substantially reduced realized gains, as well as increased runoff and interest costs, resulted in pre-tax income dropping significantly and in net earnings decreasing to a loss of $20.0 ($1.67 per share) in the third quarter of 2003 from net earnings of $281.4 ($19.31 per share) in 2002. The weighted average outstanding shares for the three months ended September 30, 2003 were 14.0 million versus 14.3 million last year. Net earnings for the nine months ended September 30, 2003 were a record $380.8 ($26.08 per share), compared to $339.7 ($22.72 per share) in 2002.

    Revenue in the third quarter decreased to $1,641.9 from $2,244.6 last year principally as a result of substantially reduced realized gains. During the 2003 third quarter, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency on a consistent basis, increased 39.1%, 36.9% and 38.6% respectively over the third quarter of 2002. Net premiums written in the 2003 third quarter decreased by 15.1% in Canadian dollars to $1,463.6 from $1,723.1 in 2002, but increased 27.8% excluding the effect of changes in foreign exchange rates, TIG’s discontinued MGA-controlled program business and the premium (including accrued interest) of US$133.6 on the adverse development cover provided by Chubb Re (Bermuda) Ltd. (the “Chubb Re cover”).

    Cash flow from operations for the nine months ended September 30, 2003 amounted to US$395.2 for OdysseyRe (US$119.3 in 2002), US$89.5 for Crum & Forster (negative US$53.4 in 2002) and $155.6 for Northbridge ($163.4 in 2002).

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and nine months ended September 30, 2003 and 2002:

	Third quarter		First nine months

	2003	2002	2003	2002

Combined ratio
Insurance – Canada	95.9%	96.5%	95.2%	97.4%
– U.S.	98.9%	106.4%	101.0%	104.6%
Reinsurance	96.5%	99.9%	97.2%	99.2%

Consolidated	97.0%	101.3%	97.8%	100.6%

Sources of net earnings
(with Lindsey Morden equity accounted)
Underwriting
Insurance – Canada	12.5	9.0	41.2	17.7
– U.S.	4.4	(24.9)	(11.2)	(51.0)
Reinsurance	25.4	0.7	58.1	12.8

Underwriting income (loss)	42.3	(15.2)	88.1	(20.5)
Interest and dividends	78.9	107.3	285.8	314.7

Operating income	121.2	92.1	373.9	294.2
Realized gains	39.7	288.6	581.0	336.3
Runoff and other	(83.6)	147.0	(32.8)	121.9
Claims adjusting (Fairfax portion)	(4.4)	0.3	(9.8)	(6.5)
Interest expense	(55.0)	(26.7)	(141.1)	(81.9)
Swiss Re premium and interest	–	(20.7)	–	(20.7)
Corporate overhead and other	(15.0)	(9.8)	(48.2)	(21.7)
Other costs and charges	–	(0.5)	–	(13.9)

Pre-tax income	2.9	470.3	723.0	607.7
Less: taxes	(4.6)	(152.5)	(277.2)	(202.5)
Less: non-controlling interests	(18.3)	(36.4)	(65.0)	(65.5)

Net earnings (loss)	(20.0)	281.4	380.8	339.7

    Summarized income statements showing the underwriting results and operating income for each business segment and operating company for the three month and nine month periods ended September 30, 2003 and 2002 are set out below, followed by a discussion of the principal other elements of net earnings.

   Canadian Insurance

September 30, 2003

	Third quarter			First nine months

		Intercompany			Intercompany
	Northbridge	reinsurance(1)	Total	Northbridge	reinsurance(1)	Total

Underwriting profit	18.9	(6.4)	12.5	44.1	(2.9)	41.2

Combined ratio	92.7%	113.8%	95.9%	93.9%	102.3%	95.2%

Gross premiums written	475.0	(3.9)	471.1	1,355.4	(9.4)	1,346.0

Net premiums written	282.7	46.9	329.6	830.1	125.4	955.5

Net premiums earned	258.2	46.3	304.5	721.2	128.0	849.2

Underwriting profit	18.9	(6.4)	12.5	44.1	(2.9)	41.2

Interest and dividends			23.5			69.0

Operating income			36.0			110.2
Realized gains (losses)			(8.7)			63.3

Pre-tax income			27.3			173.5

September 30, 2002

	Third quarter			First nine months

		Intercompany			Intercompany
	Northbridge	reinsurance(1)	Total	Northbridge	reinsurance(1)	Total

Underwriting profit	5.7	3.3	9.0	12.0	5.7	17.7

Combined ratio	97.2%	93.6%	96.5%	97.8%	95.7%	97.4%

Gross premiums written	448.8	(0.5)	448.3	1,321.6	(1.8)	1,319.8

Net premiums written	203.2	128.3	331.5	596.9	324.2	921.1

Net premiums earned	204.5	51.4	255.9	544.9	133.3	678.2

Underwriting profit	5.7	3.3	9.0	12.0	5.7	17.7

Interest and dividends			12.0			39.9

Operating income			21.0			57.6
Realized gains			10.1			9.4

Pre-tax income			31.1			67.0

(1)	Adjustment to include in Canadian insurance operations reinsurance ceded intergroup by Northbridge (principally to CRC (Bermuda)). In the third quarter of 2003, CRC (Bermuda) assumed prior years’ losses under reinsurance contracts in existence prior to Northbridge’s May 2003 initial public offering.

    The Canadian insurance companies’ combined ratio for the three months ended September 30, 2003 improved to 95.9% from 96.5% last year. The excellent underwriting profit in the third quarter of 2003 reflects the increased volumes and continued price increases achieved by all Northbridge subsidiaries in 2002 and continuing into 2003, partially offset by losses incurred from the fires in British Columbia and Hurricane Juan in Halifax. Net premiums written by Northbridge (before intercompany reinsurance) increased by 39.1% in the third quarter of 2003 compared with the third quarter of 2002 due to price increases achieved in continuing favourable market conditions. For more information on Northbridge’s results, please see its third quarter report posted on its website at www.northbridgefinancial.com.

   U.S. Insurance

For the quarter ended September 30, 2003

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	5.4	(2.4)	0.7	0.8	(0.1)	4.4

Combined ratio	98.1%	103.3%	95.2%	95.8%	–	98.9%

Gross premiums written	435.7	87.8	54.3	5.8	(3.7)	579.9

Net premiums written	360.0	56.9	40.4	5.8	–	463.1

Net premiums earned	288.3	72.5	14.8	19.2	–	394.8

Underwriting profit (loss)	5.4	(2.4)	0.7	0.8	(0.1)	4.4

Interest and dividends						21.0

Operating income						25.4
Realized gains						20.0

Pre-tax income						45.4

For the quarter ended September 30, 2002

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(21.0)	(16.3)	0.2	–	12.2	(24.9)

Combined ratio	108.0%	117.2%	98.5%	–	3.2%	106.4%

Gross premiums written	380.9	130.4	17.2	–	(1.6)	526.9

Net premiums written	302.0	104.1	12.4	–	16.7	435.2

Net premiums earned	265.1	94.9	13.7	–	12.6	386.3

Underwriting profit (loss)	(21.0)	(16.3)	0.2	–	12.2	(24.9)

Interest and dividends						51.8

Operating income						26.9
Realized gains						66.6

Pre-tax income						93.5

For the nine months ended September 30, 2003

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(13.2)	(3.2)	0.7	4.5	–	(11.2)

Combined ratio	101.7%	101.4%	98.1%	92.4%	–	101.0%

Gross premiums written	1,172.9	263.0	94.3	45.3	(2.5)	1,573.0

Net premiums written	933.9	197.0	71.3	45.2	–	1,247.4

Net premiums earned	790.8	223.5	37.6	59.0	–	1,110.9

Underwriting profit (loss)	(13.2)	(3.2)	0.7	4.5	–	(11.2)

Interest and dividends						96.4

Operating income						85.2
Realized gains						363.4

Pre-tax income						448.6

For the nine months ended September 30, 2002

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(73.5)	(18.1)	–	–	40.6	(51.0)

Combined ratio	109.5%	107.1%	100.0%	–	0.9%	104.6%

Gross premiums written	1,130.3	372.2	68.8	–	(10.7)	1,560.6

Net premiums written	853.0	277.1	50.8	–	49.9	1,230.8

Net premiums earned	777.1	255.2	46.0	–	41.0	1,119.3

Underwriting profit (loss)	(73.5)	(18.1)	–	–	40.6	(51.0)

Interest and dividends						146.5

Operating income						95.5
Realized gains						79.9

Pre-tax income						175.4

(1)	Fairmont includes Ranger’s results and the ongoing operations of TIG’s Hawaii and Accident and Health business on a retroactive basis consistent with the basis of presentation effective January 1, 2003.

(2)	Included in U.S. operations for convenience.

(3)	Adjustment to include in U.S. insurance operations reinsurance ceded intergroup by U.S. insurance companies, including Crum & Forster’s cession to nSpire Re (then named ORC Re) during the first nine months of 2002 of premium of $41.0 (US$26.1) with no losses. Crum & Forster’s combined ratio adjusted for this premium would have been 102.6% for the third quarter of 2002 and 104.0% for the nine months ended September 30, 2002.

    The U.S. insurance combined ratio for the three months ended September 30, 2003 decreased to 98.9% from 106.4% last year (after giving effect to the discontinued TIG business which was moved to runoff). Crum & Forster and Fairmont continued to obtain double digit price increases on renewal business written in the third quarter of 2003.

    Crum & Forster’s combined ratio decreased to 98.1% for the third quarter of 2003 from 108.0% (102.6%, adjusted as described in note (3) above) in 2002 reflecting the impact of the price increases noted above and its continued focus on expenses. In U.S. dollars, Crum & Forster’s net premiums written in the third quarter of 2003 increased by 36.9% over 2002 (prior to the negative impact of Seneca recording its bail bonds on a net basis commencing January 1, 2003), reflecting new business and price increases on renewal business. United States Fire Insurance, Crum & Forster’s New York-domiciled operating subsidiary, reduced its negative earned surplus to approximately US$61 at September 30, 2003 from US$213 and US$80 at March 31, 2003 and June 30, 2003, respectively. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, moved to a positive earned surplus position of US$7.6 at September 30, 2003. Crum & Forster will begin to publish quarterly financial information on its website during the fourth quarter.

    Fairmont’s combined ratio of 103.3% for the third quarter of 2003 reflects an increased expense ratio due to lower than expected premiums on the Accident and Health business as a result of increased price and terms competition. For the nine months ended September 30, 2003, Fairmont’s combined ratio was 101.4%, and it is expected to be below 100% for the year. Fairmont’s decrease in net premiums written in the third quarter of 2003 reflects its continuing strict focus on writing only profitable business, as well as the decline in the U.S. dollar against the Canadian dollar.

   Reinsurance

September 30, 2003

	Third quarter			First nine months

		Intercompany			Intercompany
	OdysseyRe(1)	reinsurance(2)	Total	OdysseyRe(1)	reinsurance(2)	Total

Underwriting profit	26.2	(0.8)	25.4	58.1	–	58.1

Combined ratio	96.4%	–	96.5%	97.2%	–	97.2%

Gross premiums written	992.2	(99.8)	892.4	2,701.9	(240.1)	2,461.8

Net premiums written	820.6	–	820.6	2,324.8	–	2,324.8

Net premiums earned	724.1	–	724.1	2,076.5	–	2,076.5

Underwriting profit	26.2	(0.8)	25.4	58.1	–	58.1

Interest and dividends			34.4			120.4

Operating income			59.8			178.5
Realized gains			30.1			253.9

Pre-tax income			89.9			432.4

September 30, 2002

	Third quarter			First nine months

		Intercompany			Intercompany
	OdysseyRe(1)	reinsurance(2)	Total	OdysseyRe(1)	reinsurance(2)	Total

Underwriting profit	0.7	–	0.7	12.8	–	12.8

Combined ratio	99.9%	–	99.9%	99.2%	–	99.2%

Gross premiums written	779.1	(5.9)	773.2	2,091.7	(66.5)	2,025.2

Net premiums written	656.5	–	656.5	1,767.0	–	1,767.0

Net premiums earned	561.9	–	561.9	1,564.0	–	1,564.0

Underwriting profit	0.7	–	0.7	12.8	–	12.8

Interest and dividends			43.5			128.3

Operating income			44.2			141.1
Realized gains			149.6			158.3

Pre-tax income			193.8			299.4

(1)	These results differ from those published by Odyssey Re Holdings Corp. due to differences between Canadian and U.S. GAAP.

(2)	Adjustment to exclude from reinsurance operations intergroup reinsurance cessions received.

    The reinsurance group produced an excellent underwriting profit in the third quarter. Its combined ratio for the three months ended September 30, 2003 decreased to 96.5%, including catastrophe losses of approximately $35.9 (US$26.0), compared to 99.9% last year. The company demonstrates a continued disciplined commitment to underwriting profitability and opportunistic portfolio growth. In U.S. dollars, net premiums written in the third quarter of 2003 increased by 38.6% over 2002 as insurance and reinsurance market conditions continued to improve on a global basis. Premium growth in North America was due to increased pricing both at the insurance and reinsurance levels, while premium growth in the Euro Asia division reflected increased opportunities due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For more information on OdysseyRe’s results, please see its third quarter report posted on its website at www.odysseyre.com.

   Interest and Dividends and Realized Gains

    Interest and dividend income in the third quarter of 2003 decreased to $78.9 from $107.3 last year due to lower investment yields as a result of the liquidation during the second quarter of a substantial portion of the bond portfolio and retaining the proceeds in cash and short term investments. The lower interest and dividend income in the third quarter of 2003 reflects the fact that 48% of portfolio investments were held in cash and short term investments at September 30, 2003 pending the company’s identifying suitable opportunities for reinvestment in line with its value-oriented investment philosophy.

    Realized gains on investments were $39.7 for the third quarter of 2003, principally from the sale of bonds, consisting of $41.4 of realized gains reduced by adjustments for intersegment gains and purchase price adjustments as referred to in note 6(b) above.

   Runoff and Other

September 30, 2003

	Third quarter				First nine months

			Intercompany				Intercompany
	U.S.	European	reinsurance(1)	Total	U.S.	European	reinsurance(1)	Total

Gross premiums written	58.3	(44.8)	(95.0)	(81.5)	396.4	164.1	(156.8)	403.7

Net premiums written	(16.6)	(86.4)	(46.7)	(149.7)	120.7	133.8	(125.3)	129.2

Net premiums earned	44.1	(67.2)	(33.7)	(56.8)	341.6	119.4	(128.1)	332.9
Losses on claims	(51.8)	57.5	27.0	32.7	(333.7)	(169.6)	107.5	(395.8)
Operating expenses	(55.3)	(38.6)	14.1	(79.8)	(221.7)	(128.4)	40.8	(309.3)
Interest and dividends	11.3	9.0	(4.5)	15.8	44.7	38.5	(13.3)	69.9

Operating income (loss)	(51.7)	(39.3)	2.9	(88.1)	(169.1)	(140.1)	6.9	(302.3)
Realized gains (losses)	(1.0)	(5.3)	10.8	4.5	147.9	113.3	8.3	269.5

Pre-tax income (loss)	(52.7)	(44.6)	13.7	(83.6)	(21.2)	(26.8)	15.2	(32.8)

September 30, 2002 (2)

	Third quarter				First nine months

			Intercompany				Intercompany
	U.S.	European	reinsurance(1)	Total	U.S.	European	reinsurance(1)	Total

Gross premiums written	403.5	251.4	(233.6)	421.3	1,100.2	466.7	(392.5)	1,174.4

Net premiums written	280.0	209.6	(189.7)	299.9	866.9	424.4	(350.8)	940.5

Net premiums earned	282.5	189.5	(178.3)	293.7	1,039.7	355.1	(293.2)	1,101.6
Losses on claims	(241.9)	(208.5)	203.0	(247.4)	(838.3)	(342.6)	260.0	(920.9)
Operating expenses	(88.5)	(43.4)	12.4	(119.5)	(355.7)	(129.2)	36.8	(448.1)
Interest and dividends	25.0	22.7	(4.6)	43.1	73.3	74.2	(13.6)	133.9

Operating income (loss)	(22.9)	(39.7)	32.5	(30.1)	(81.0)	(42.5)	(10.0)	(133.5)
Realized gains	99.5	80.1	(2.5)	177.1	145.3	111.7	(1.6)	255.4

Pre-tax income (loss)	76.6	40.4	30.0	147.0	64.3	69.2	(11.6)	121.9

(1)	Adjustment to exclude from runoff operations intergroup reinsurance cessions received.

(2)	Restated on a legal entity basis, as described in note 6 above.

    The U.S. runoff segment represents the merged operations of TIG Insurance and International Insurance Company effective December 16, 2002 (the comparative numbers have been retroactively restated to include TIG’s runoff business and to present the runoff results on a comparable basis). For the three months ended September 30, 2003, the U.S. runoff group had a pre-tax loss of $52.7 compared to pre-tax income of $76.6 for 2002, primarily attributable to the $100.5 difference in realized gains and secondarily attributable to reduced interest and dividends and significantly decreased premiums earned. The operating loss of $51.7 for the three months ended September 30, 2003 is attributable to the continuing effects of winding down TIG’s MGA-controlled program business as premiums earned reduce faster than infrastructure costs. The net premiums written and earned in the 2003 third quarter were reduced by the $19.7 (US$14.3) net cost (including accrued interest) of the Chubb Re cover, and the operating loss for that quarter includes $19.7 (US$14.3) net cost (including accrued interest) of the Chubb Re cover additional to the $29.6 (US$20.3) of such cost provided for in the previous quarter.

    At September 30, 2003, TIG had statutory surplus of approximately US$643 and net reserves to statutory surplus of 1.9:1. The company continues to believe that TIG is on track to achieve the three financial tests – statutory surplus in excess of US$500, net reserves to statutory surplus of less than 3:1 and a risk-based capital ratio of at least 200% – which it is required to meet as of December 31, 2003 in order to permit the release from trust of securities formerly distributed to the company which are being held in trust for TIG’s benefit. During the 2003 third quarter, nine million Northbridge shares (with a market value of approximately $191) were released from the aforementioned trust as a result of the placement of the Chubb Re cover.

    The European runoff includes net premiums written of $95 (US$66) for the nine months ended September 30, 2003 resulting from the participation which nSpire Re (formerly ORC Re) has determined to take in the arm’s length reinsurance placements of the company’s U.S. and Canadian subsidiaries. However, the 2003 third quarter premiums and losses on claims were both reduced by the reversal of $138.0 (US$100) of premiums and losses on claims from TIG’s adverse development cover provided by nSpire Re as a result of the replacement of this cover by the Chubb Re cover. For the three months ended September 30, 2003, the European runoff group had a pre-tax loss of $44.6 compared to pre-tax income of $40.4 for 2002, resulting primarily from the $85.4 difference in realized gains. The 2003 loss also includes premiums payable of $10.8 (US$7.5) upon the cession of an additional US$13.7 of losses under the corporate insurance cover ultimately reinsured with a Swiss Re subsidiary. At September 30, 2003, ceded losses under this cover (the benefits of which were assigned to nSpire Re as of December 31, 2002) totalled US$746.2 (December 31, 2002 – US$732.5), leaving unutilized coverage of US$253.8.

   Other Elements of Net Earnings

    Interest expense increased to $55.0 (including OdysseyRe interest of $3.8 and Crum & Forster interest of $11.3) for the third quarter of 2003 compared to $26.7 (including OdysseyRe interest of $3.4 and Crum & Forster interest of nil) in 2002. The increased interest expense resulted partly from new interest costs (the interest cost of the Crum & Forster notes issued in June 2003, the Fairfax convertible debentures issued in July 2003, and the company’s purchase consideration contracted in December 2002 for the acquisition of the remaining 72  1/2% economic interest in TRG), and partly from the company’s decision to maintain fixed rather than floating interest costs (the effect of the company’s closing out its fixed rate to floating rate interest rate swaps in the third quarter of 2002 was a $17.2 benefit in the 2002 third quarter, compared to a $4.7 benefit in the 2003 third quarter as a result of the gain on the aforementioned closing out of swaps being deferred and amortized against future interest expense).

    Corporate overhead and other includes Fairfax, OdysseyRe, Crum & Forster and Northbridge holding company expenses net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances and is broken down as follows:

	Third quarter		First nine months

	2003	2002	2003	2002

Fairfax corporate overhead (net of interest on cash balances)	15.7	12.6	44.9	33.3
Investment management and administration fees	(13.5)	(17.9)	(31.3)	(33.2)
Corporate overhead of OdysseyRe, Crum & Forster and Northbridge	10.4	1.6	16.8	4.2
Technology expenses and amortization	2.4	13.5	17.8	17.4

	15.0	9.8	48.2	21.7

    The increase in the Fairfax corporate overhead charge in the third quarter of 2003 relates primarily to increased insurance and professional services costs. Fairfax has continued to invest in technology to better support its businesses. The company’s technology subsidiary, MFXchange, is also marketing its technology products and services for the insurance industry to third parties, resulting in net selling and administration costs over the near term until it generates more third party revenue. These costs are shown separately in the above corporate overhead costs. The company expects that over time, third party revenue will cover these costs.

    The company recorded an income tax expense of $4.6 for the third quarter of 2003, principally due to tax losses not recognized for accounting purposes. The decrease in the deferred tax asset for the nine months ended September 30, 2003 was $395.9 of which $189.6 was due to the foreign exchange impact on the U.S. deferred tax asset and the balance was primarily related to the utilization of the U.S. net operating tax losses as a result of the profitability of the U.S. insurance and reinsurance companies, partially offset by increases in the non-U.S. components of the deferred tax asset.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Third quarter		First nine months

	2003	2002	2003	2002

OdysseyRe	11.0	32.7	55.5	49.7
Northbridge	6.6	–	8.2	–
TRG	–	4.0	–	15.8
Lindsey Morden	(0.7)	–	(1.9)	(3.1)

	16.9	36.7	61.8	62.4

Investments

    At September 30, 2003 the investment portfolio had a pre-tax unrealized gain of $340.7 (compared to $207.9 at December 31, 2002), of which approximately $120 was realized in October 2003. At September 30, 2003, approximately 48% of the portfolio was held in cash and short term investments.

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	September 30,	December 31,
	2003	2002

Cash, short term investments and marketable securities	650.3	517.7
Long term debt	2,479.4	2,221.2
Purchase consideration payable	271.4	324.7
RHINOS	–	214.9
Net debt	2,100.5	2,243.1
Common shareholders’ equity	3,679.0	3,351.5
Preferred shares and trust preferred securities of subsidiaries	307.7	326.0
OdysseyRe non-controlling interest	316.2	424.2
Total equity	4,302.9	4,101.7
Net debt/equity	49%	55%
Net debt/total capital	33%	35%
Interest coverage	6.1x	4.6x

    At September 30, 2003, Fairfax had $650.3 of cash, short term investments and marketable securities at the holding company level after the following non-recurring items since December 31, 2002: it repaid its RHINOS of $204, contributed $30 of additional capital to Lombard to support that company’s expanding business, paid $93.4 on maturing foreign exchange contracts, repaid $135 (US$100) due to TIG, repurchased and repaid long term debt of $72.3 and reflected a $61.3 decrease in its U.S. dollar holding company cash and short term investments as a result of the decline in the U.S. dollar against the Canadian dollar, and it received net proceeds on the Northbridge IPO of $189, net proceeds on the Crum & Forster debt issue of $409.3 (US$281) (including the $85.4 (US$63.1) of cash held in an interest escrow account to fund interest payments) and net proceeds on its convertible debt issue of $273.2 (US$193.7). After these transactions, net debt decreased to $2,100.5 at September 30, 2003 from $2,243.1 at December 31, 2002. The improvement in the net debt to equity and net debt to total capital ratios primarily reflects the increase in holding company cash, short term investments and marketable securities and the reduction in U.S. dollar denominated debt due to the decline in the U.S. dollar against the Canadian dollar. Fairfax’s remaining obligations in 2003 consist of $99 of debt maturing in December.

    Also, at September 30, 2003 Fairfax had $337 of syndicated bank lines, $218.5 of the credit available under which had been used for the issuance of letter of credit, as required by insurance regulators for non-admitted reinsurers, in support of its subsidiaries’ reinsurance obligations, principally relating to nSpire Re’s intercompany reinsurance of U.S. subsidiaries.

    Common shareholders’ equity at September 30, 2003 was $3.5 billion or $254.30 per share (excluding the $137.8 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). During the third quarter of 2003, the company repurchased 108,100 shares for cash of $24.0.